FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). X Form 3 Holdings Reported X Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Palmer Dan M	2. Issuer Name and Ticker or Trading Symbol Concord EFS		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) Co-Chief Executive Officer
(Last) (First) (Middle) 2525 Horizon Lake Drive, Suite 120	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year February 2003
(Street) Memphis, TN 38133		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal year (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock							40,000	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Incentive Stock Options	4.33330						4/3/1997	4/3/2006	Common	23,076	4.33330
Incentive Stock Options	6.38890						11/20/1997	11/20/2006	Common	218,476	6.38890
Incentive Stock Options	5.08330						3/6/1998	3/6/2007	Common	2,100,000	5.08330
Incentive Stock Options	6.75000						2/26/1999	2/26/2008	Common	1,125,000	6.75000
Incentive Stock Options	6.75000						2/26/03(1)	2/26/2008	Common	2,250,000	6.75000
Incentive Stock Options	10.66670						2/26/03(2)	1/4/2009	Common	1,125,000	10.66670
Incentive Stock Options	10.5000						2/18/2000	2/18/2009	Common	1,125000	10.50000
Incentive Stock Options	10.54170						2/26/2000	2/26/2009	Common	1,125,000	10.54170
Incentive Stock Options	9.06250						2/17/2001	2/17/2010	Common	1,125,000	9.06250
Incentive Stock Options	9.0625						2/17/2001	2/17/2010	Common	2,000,000	9.06250
Incentive Stock Options	14.22200						9/29/2001	9/29/2010	Common	562,500	14.22200
Incentive Stock Options	21.06250						2/22/2002	2/22/2011	Common	800,000	21.06250
Incentive Stock Options	33.35000						3/4/2003	3/4/2012	Common	900,000	33.35000	14,479,054	D
Explanation of Responses: (1) No later than 2/26/2003 (2) No later than 2/26/2003
By: /s/ Dan M. Palmer Charlene Kraft **Signature of Reporting Person	02/13/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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